08028039

UNITED STATES
CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECD S.E.C.
FEB 29 2008
603

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-00484

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wayne Hummer Investments LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 S. Riverside Plaza, 28th Floor
(No. and Street)

Chicago (City) Illinois (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas M. Paulus (312) 431-1700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
((Name – *if individual, state last, first, middle name*))

233 S. Wacker Drive, Sears Tower (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 20 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Thomas M. Paulus, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wayne Hummer Investments LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
MICHAEL V BUDZINSKI
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:06/20/11

Michael V. Budzinski
Notary Public

[Signature]
Signature

Chief Financial Officer
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Statement Regarding Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Wayne Hummer Investments LLC
December 31, 2007
With Report of Independent Registered Public Accounting Firm

Wayne Hummer Investments LLC

Statement of Financial Condition

December 31, 2007

Contents

Report of Independent Registered Public Accounting Firm

The Operating Committee and Sole Member
Wayne Hummer Investments LLC

We have audited the accompanying statement of financial condition of Wayne Hummer Investments LLC (the Company) as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of Wayne Hummer Investments LLC at December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Chicago, Illinois
February 25, 2008

Wayne Hummer Investments LLC

Statement of Financial Condition

December 31, 2007

Assets	
Cash	$ 1,027,594
Deposits with clearing organizations and clearing broker	208,036
Receivables from:	
Clearing broker	25,734,107
Affiliates	1,386,026
Securities owned	1,571,275
Nonqualified deferred compensation assets	3,088,631
Fixed assets, at cost (net of accumulated depreciation and amortization of $1,661,831)	4,393,181
Goodwill	7,960,483
Other assets	790,893
Total assets	$ 46,160,226
Liabilities and member's equity	
Liabilities:	
Securities sold, not yet purchased	$ 10,081
Deferred tax liability	412,997
Short-term borrowings	15,744,722
Nonqualified deferred compensation plan – plan liabilities	1,822,515
Accrued compensation and benefits	2,358,147
Accounts payable, accrued expenses, and other liabilities	901,038
Deferred rent and income	3,519,874
Total liabilities	24,769,374
Member's equity	21,390,852
Total liabilities and member's equity	$ 46,160,226

See notes to statement of financial condition.

Wayne Hummer Investments LLC

Notes to Statement of Financial Condition

December 31, 2007

1. Organization

Wayne Hummer Investments LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (the SEC) under the Securities Exchange Act of 1934 (the Act) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company, a financial services firm headquartered in Chicago, Illinois, is a wholly owned subsidiary of North Shore Community Bank & Trust Company (NSCB), an Illinois-chartered state bank that also is a member of the Federal Reserve. NSCB is a wholly owned subsidiary of Wintrust Financial Corporation (Wintrust or the Parent).

The Company clears its securities transactions on a fully disclosed basis through First Clearing, LLC, a subsidiary of Wachovia Securities Financial Holdings, LLC.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results may differ from those estimates.

Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased are stated at market value. The Company's valuation policy is to use quoted market or dealer prices from independent sources where they are available and reliable. If quoted or dealer prices are not available, fair values are estimated on the basis of dealer quotes or quoted prices for instruments with similar characteristics.

Fixed Assets

Fixed assets include furniture and equipment, which are depreciated using the straight-line method over the useful lives of the assets, and leasehold improvements, which are amortized using the straight-line method over the shorter of the lease term or useful life.

2. Summary of Significant Accounting Policies (continued)

Goodwill

Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets* (SFAS 142), addresses the accounting for goodwill and intangible assets subsequent to their acquisition. Goodwill represents the excess of purchase price over the fair value of net assets acquired using the purchase method of accounting. The recoverability of goodwill is evaluated annually, at a minimum, or on an interim basis if events or circumstances indicate a possible inability to realize the carrying amount. The evaluation includes assessing the estimated fair value of the goodwill based on market prices for similar assets, where available, and the present value of the estimated future cash flows associated with the goodwill.

Income Taxes

The Company is a member of a consolidated group for federal and state income tax purposes. A tax-sharing agreement between the Company and Wintrust provides, to the extent permitted by applicable law, for federal and state income taxes to be determined on a separate company basis. Any tax losses of the Company may be utilized to offset taxable income for other members of the consolidated group. To the extent the Company incurs current year losses, other members within the consolidated federal income tax return compensate it for use of its current year losses.

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using currently enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as an income tax benefit or income tax expense in the period that includes the enactment date.

Positions taken in the Company's tax returns may be subject to challenge by the taxing authorities upon examination. In accordance with FIN 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109, Accounting for Income Taxes,* which the Company adopted effective January 1, 2007, uncertain tax positions are initially recognized in the financial statements when it is more likely than not the positions will be sustained upon examination by the tax authorities. Such tax positions are both initially and subsequently measured as the largest amount of tax benefit that is greater than 50% likely being realized upon settlement with the tax authority, assuming full knowledge of the position and all relevant facts.

2. Summary of Significant Accounting Policies (continued)

Deferred Rent

Rent expense for operating leases, which may have escalating rentals over the terms of the lease, is recorded on a straight-line basis over the initial lease term. The initial lease term includes a period of free rent, where no rent payments are typically due under the terms of the lease. The difference between rent expense and rent paid is recorded as deferred rent. Construction allowances received from landlords are recorded as a deferred rent credit and amortized to rent expense over the initial term of lease.

Stock-Based Compensation

Wintrust charges the Company stock-based compensation expense determined in accordance with SFAS No. 123(R), *Share-Based Payment* (SFAS 123(R)), for stock options and restricted stock granted to the Company's employees.

Compensation cost is measured as the fair value of the awards on their date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options and the market price of Wintrust's stock at the date of grant is used to estimate the fair value of restricted stock awards. Compensation cost is recognized over the required service period, generally defined as the vesting period. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award.

SFAS 123(R) requires the recognition of stock-based compensation for the number of awards that are ultimately expected to vest. As a result, recognized stock compensation expense was reduced for estimated forfeitures prior to vesting primarily based on historical forfeitures prior to vesting primarily based on historical forfeiture data. Estimated forfeitures will be reassessed in subsequent periods and may change based on new facts and circumstances.

Financial Instruments

Financial instruments recorded at fair value on the Company's statement of financial condition include securities owned. Other financial instruments are recorded by the Company at contract amounts and include receivable from clearing broker and others. Financial instruments carried at contract amounts which approximate fair value, either have short-term maturities (one year or less), are repriced frequently, or bear market interest rates and accordingly, are carried at amounts approximating fair value.

2. Summary of Significant Accounting Policies (continued)

Recently Issued Accounting Standards

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value, and requires additional disclosures about the use of fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. As of December 31, 2007, the Company does not believe the adoption of SFAS No. 157 will impact the amounts reported in the financial statements; however, additional disclosures may be required about the inputs used to develop the measurements of fair value, if any, and the effect of certain of the measurements reported in the statement of operations for a fiscal period.

3. Receivable From Clearing Broker

Receivable from broker includes unsettled proprietary trades and amounts due for commissions earned from customer transactions. Also included in receivable from clearing broker is a deposit in the amount of $24,206,083 that is utilized by the clearing broker to finance the extension of credit to customers. The deposit is unsecured, interest bearing, and due on demand. The deposit monies are segregated by the clearing broker in accordance with the applicable SEC regulations.

4. Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2007, securities owned and securities sold, not yet purchased, are recorded at market value and consist of the following:

	Securities Owned	Securities Sold, Not Yet Purchased
State and municipal government obligations	$ 720,658	$ –
Mortgage-backed securities	111,358	–
Corporate obligations	540,574	–
Equities	148,470	–
Certificates of deposits	50,215	–
Unit trusts	–	10,081
	$ 1,571,275	$ 10,081

4. Securities Owned and Securities Sold, Not Yet Purchased (continued)

All securities owned are pledged to the clearing broker on terms which permit the clearing broker to sell or repledge the securities to others, subject to certain limitations.

5. Employee Benefit Plans and Stock-Based Compensation

Employee Benefit Plan

Wintrust sponsors a defined-contribution plan with a deferred compensation arrangement pursuant to Section 401(k) of the Internal Revenue Code. Participants are eligible to make pretax contributions to the plan and share in employer contributions. The Company has agreed to match 60% of each dollar of participant contributions up to a maximum matching contribution of $4,000 annually.

Deferred Compensation

Wintrust sponsors a deferred compensation plan under which eligible employees may contribute a percentage of their compensation and defer income taxes thereon until the time of distribution. Although not required to do so, the Company has chosen to fund its obligation under this deferred compensation plan by investing contributions into a trust. The balances in this trust are subject to the claims of general creditors of the Company and totaled $3,088,631 at December 31, 2007.

Stock-Based Compensation Plans

Wintrust estimates the fair value of each stock option using the Black-Scholes option-pricing model taking into account the stock price and exercise price. In addition, assumptions for expected volatility are based on historical volatility of Wintrust's common stock, which correlates with the expected life of the options and for the risk-free interest rate is based on comparable term U.S. Treasury rates. The expected life is based on historical exercise and termination behavior.

Option-pricing models require the input of highly subjective assumptions and are sensitive to changes in the options expected life and the price volatility of the underlying stock, which can materially affect the fair value estimate.

6. Income Taxes

The Company is included in the consolidated federal and state income tax return filed by Wintrust. Federal and state income taxes are calculated as if the Company filed a separate tax return.

Net deferred tax liabilities as of December 31, 2007, are as follows:

Assets	$ 1,284,999
Liabilities	(1,697,996)
Net deferred tax liabilities	$ (412,997)

Net deferred tax liabilities are composed principally of net temporary differences related to various compensation plans and goodwill.

The Company had no unrecognized tax benefits at adoption of FIN 48 on January 1, 2007, and the adoption of FIN 48 did not result in an adjustment to the Company's tax liability for uncertain tax positions. The Company evaluated its tax positions at December 31, 2006 and 2007, in accordance with FIN 48. Based on this evaluation, the Company determined that it did not have increases or decreases in unrecognized tax benefits during the year and does not have any tax positions for which unrecognized tax benefits must be recorded. In addition, for the year ended December 31, 2007, the Company has no interest or penalties relating to income tax positions recognized in the statement of operations or in the statement of financial condition. The Company believes that it is no longer subject to U.S. federal and state income tax examinations for the years prior to 2004. The Company does not believe it is reasonably possible that unrecognized tax benefits will significantly change in the next 12 months.

7. Related-Party Transactions

The Company has a line of credit available in the amount of $30,000,000 with an affiliate that matures on November 4, 2008. Interest on this line of credit approximates the federal funds rate and is payable monthly. At December 31, 2007, the amount outstanding was $15,744,722.

The Company provides office space and services to an affiliate, Wayne Hummer Asset Management Company (WHAMC), for which the Company is reimbursed. For the year ended December 31, 2007, the Company also earned service fee revenues from WHAMC for administrative support and referral of investments advisory accounts.

7. Related-Party Transactions (continued)

Included in receivables from affiliates are loans and interest made to financial advisors and other revenue-producing employees, typically in connection with their recruitment. These loans are forgiven based on continued employment and are amortized to compensation and benefits using the straight-line method over the terms of the loans, which generally range from three to five years.

The following related-party transactions were included in the financial statements as of and for the year ended December 31, 2007:

Statement of financial condition	
Receivables from affiliates:	
Loans and interest to employees	$ 1,211,608
Interest receivable for insured bank deposit (IBD)	115,121
Due from WHAMC	51,614
Due from NSCB	7,683
Total receivable from affiliates	$ 1,386,026
Short-term borrowings from affiliate	$15,744,722

8. Commitments and Contingencies and Guarantees

Commitments

The Company leases certain office space and equipment under noncancelable operating lease agreements that expire on various dates through 2018. In 2007, the Company entered into a lease agreement for its corporate headquarters.

At December 31, 2007, the aggregate future minimum annual lease commitments, exclusive of additional payments that may be required for certain increases in operating costs, were as follows:

December 31	
2008	$ 358,248
2009	832,750
2010	852,271
2011	877,839
2012	864,127
Thereafter	5,316,943
Total	$ 9,102,178

8. Commitments and Contingencies and Guarantees (continued)

Contingencies

The Company can be subject to various legal proceedings arising in the ordinary course of its business. In the opinion of management and counsel, the outcome of any pending proceeding is not likely to have a material effect on the Company's statement of financial condition.

Guarantees

The Company applies the provisions of FIN 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2007, the total amount of customer balances maintained by its clearing broker and subject to such indemnification was $24,327,220. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions. The Company's obligation under such guarantees could exceed the collateral amounts posted; however, the potential for the Company to be required to make payments under such guarantees is deemed remote.

For transactions where the Company's clearing broker extends credit to customers, the clearing broker seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the clearing broker monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary.

9. Net Capital Requirements

The Company is subject to the SEC *Uniform Net Capital Rule* (Rule 15c3-1) under the Securities Exchange Act of 1934. The Company has elected to use the alternative method, which requires the Company to maintain minimum net capital equal to $250,000, as defined.

At December 31, 2007, the Company had net capital of $6,031,186, which was $5,781,186 in excess of its required minimum net capital.

Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of SEC Rule 15c3-1 and other regulatory bodies.

END